EXHIBIT 15.1

December 17, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Onyx Acceptance (copy attached), which we understand will be filed with the Commission, pursuant to Item 4 of Form 8-K, as part of the Company’s Form 8-K report dated December 17, 2003. We agree with the statements concerning our Firm in such Form 8-K.

PwC makes no comment whatsoever regarding any changes or improvement of any kind to internal controls implemented by the Company in order to address reportable conditions related to internal controls.

Very truly yours,

/s/ PricewaterhouseCoopers LLP